Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross releases Tasiast expansion feasibility study
New mill expected to produce an average of 848,000 gold ounces annually for first five years with cash costs of approximately $501 per ounce
Estimated Tasiast mineral reserves increased by nearly 50% to 9.6 million ounces

Toronto, Ontario, March 31, 2014 – Kinross Gold Corporation (TSX: K; NYSE: KGC) is pleased to announce the results of the feasibility study for its Tasiast expansion project. The study, based on an optimal mill size of 38,000 tonnes per day (t/d), produced promising results that indicate the potential to significantly increase cash flow per share, enhance the Company’s production profile, and lower costs.

Key highlights of the feasibility study, based on a $1,350 per ounce gold price assumption, include the following estimates:

●	First five years (2018-2022):
o	Average annual production of 848,000 gold ounces
o	All-in cost of $792 per ounce1
o	Cash costs of $501 per ounce
o	$2.2 billion in free cash flow
●	3.1 million ounce increase in estimated mineral reserves to 9.6 million ounces
●	Initial capital expenditure of approximately $1.6 billion – compared with pre-feasibility estimate of $2.7 billion
●	Internal rate of return (IRR) of approximately 17%, based on an expanded operation
●	Net present value (NPV) of $1.2 billion (after tax)2
●	A substantial, positive increase in Mauritania’s GDP, including $600 million in direct incremental contributions to the Government of Mauritania in taxes and royalties over the life of the mine

CEO Commentary
J. Paul Rollinson, CEO, made the following comments in relation to the Tasiast expansion project feasibility study:

“The Tasiast expansion project has the potential to provide Kinross with meaningful growth and relatively low execution risk. The proposed project is expected to generate significant additional production and cash flow, while lowering the Company’s overall cost structure. An expanded Tasiast would not only be our largest producing mine, but is expected to be among our lowest cost operations, establishing it as a cornerstone of our future portfolio.

“Tasiast has the considerable benefit of being an operating mine with a well-documented mineral resource. Most of the basic infrastructure is already in place, and major permitting and concession rights for an expansion are complete. These factors have enabled us to reduce estimated capital costs to $1.6 billion, and to lower forecast operating expenditures which, taken together, have significantly enhanced the project’s estimated internal rate of return. The mill expansion also gives us the opportunity to more than triple production at Tasiast without the risks associated with a greenfield project.

“We recognize the expansion is dependent on a number of factors, including the gold price, and we will continue to bolster our balance sheet while deferring a final construction decision until 2015 at the earliest. In the interim, and in the interest of maintaining momentum on the excellent work done to date, Kinross will explore opportunities to further optimize the project, lower costs and identify project financing options. We will also continue to work closely with the Government of Mauritania to ensure the appropriate policy foundation is in place to support a positive investment decision.”

Overview

The feasibility study is based on replacing the existing 8,000 t/d mill at Tasiast with a new 38,000 t/d mill using heavy fuel oil for power generation at site. The new mill would consist of a primary crusher, SAG and ball mill grinding circuit, and a conventional carbon-in-leach (CIL) circuit. Existing dump leach facilities would be phased out in 2019 but could be available for lower grade ore in the future if it becomes economically viable, or if new ore is discovered in near-mine deposits. The new mill would have an average expected production of approximately 848,000 gold ounces a year for the first five years, with a forecast cumulative production of nine million ounces to 2029.

Total cash costs are estimated to average $501 per ounce for the first five years of production and $616 per ounce over life of mine (LOM), with forecast all-in costs of $792 per ounce for the first five years of production (including construction of a sea water pipeline) and $878 per ounce1 for LOM. Overall CIL grades are expected to average 2.09 g/t for the first five years of

1 All-in cost includes operating costs, royalties, sustaining capital, and capitalized stripping and does not include an estimated initial capital expenditure of $1.6 billion, any exploration, income taxes, non-cash items related to reclamation or allocation of regional or corporate overhead costs. This differs from the World Gold Council definition of all-in cost.
2 Calculated based on a 5% discount rate from January 1, 2014.

Kinross Gold Corporation

25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

production and 1.76 g/t over LOM. The mine pit design developed in the study increases the current Tasiast mineral reserve estimate by 3.1 million ounces, or nearly 50%, to 9.6 million ounces. With a projected initial capital cost of approximately $1.6 billion, including $182 million in contingency, and an expected 2018 start-up date, the project is forecast to pay back in late 2020. At an assumed gold price of $1,350 per ounce, the project has an estimated IRR of 17% and NPV of $1.2 billion (after tax and unlevered). According to the study, the project is expected to take three years to complete based on a 2015 construction start date and is expected to generate $2.5 billion in free cash flow over LOM.

The expanded project is also expected to generate substantial, positive economic benefits for Mauritania and its people, including a significant increase in GDP resulting from additional taxes, wages, earnings and locally supplied goods and services3. Over the life of the mine, the expansion is expected to generate approximately $600 million in incremental direct payments to the Government of Mauritania in the form of taxes, royalties and duties.

Detailed results of the feasibility study can be found in the Technical Report, available on the Company’s website (www.kinross.com). The feasibility study has been reviewed by third-party independent reviewers and was found to be consistent with industry best standards.

Summary of Feasibility Study Estimates4

Timeline	Operational metric	Estimate
First five years (2018 – 2022)	Average annual production (Au oz)	848,000
	Cash cost per ounce	$501
	All-in costs per ounce	$792
	Average CIL grade processed (g/t)	2.09
	Strip ratio	5.96
	Average processing cost per tonne, CIL	$14.62
	Average mining cost (per tonne)5	$1.98
Life of project (2018 – 2029)	Average annual production (Au oz)	664,000
	Cash cost per ounce	$561
	All-in cost per ounce	$780
	Average CIL grade processed (g/t)	1.71
	Strip ratio	5.36
	Average mill recovery	93%
	Average mining cost (per tonne)5	$2.11
	Average processing cost per tonne, CIL	$14.49
Life of mine (2014 – 2029)	Average annual production (Au oz)	563,000
	Cash cost per ounce	$616
	All-in costs per ounce	$878
	Average CIL grade processed (g/t)	1.76
	Average mining rate per year (in peak years) (tonnes)	115 million
	Strip ratio	5.92
	Ounces recovered	9 million
	Ore processed (tonnes)	CIL: 167 million Dump leach: 8 million
	Average processing cost per tonne, CIL	$14.74
	Average mining cost (per tonne)5	$2.10

3 Calculated based on established and Africa-relevant multiplier benchmarks.
4 Assumes heavy fuel oil for power generation, gold price of $1,200/oz for pit design, and gold price of $1,350/oz for economic evaluation.
5 Excludes capitalized maintenance.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Gold Price Sensitivity Estimates

		Average Gold Price

Financial Metric	$1,200/oz	$1,350/oz	$1,400/oz	$1,600/oz

IRR	10%	17%	20%	31%
NPV2	$500 million	$1.2 billion	$1.5 billion	$2.4 billion

Capital Expenditures6

Initial expected capital expenditures have been reduced significantly compared with earlier project estimates. A number of factors contributed to the forecast reduction, including: a targeted focus on reducing direct costs by optimizing design parameters and scope; optimizing execution strategy; using previously purchased major long-lead equipment; improving estimation accuracy; deferring construction of the sea water pipeline; and removing $330 million in infrastructure investments made in 2013 from the initial capital for the expansion project.

A thorough review of project design, execution and scope produced approximately 230 cost savings initiatives worth an estimated $493 million. Examples include pre-assembled plant modules, concrete pre-casting, and greater reliance on in-house technical expertise for mine planning, engineering, geological modelling, and overall project oversight. A decrease in expected water demand due to a planned reduction in dump leach processing, more accurate mill modelling and greater than expected water availability from current sources has also deferred the need to begin construction of a sea water pipeline from the coast to the mine until 2018.

The initial capital expenditure estimate of approximately $1.6 billion is comprised of a new mill, crusher, additional mining equipment, and an incremental 85 MW power plant at site that uses heavy fuel oil. The potential for natural gas generation located at the coast, with power being brought to site via transmission lines, could provide additional upside for the project in terms of lower power operating costs, but will be dependent on a number of factors, including the price of natural gas and project execution.

Forecast Tasiast Expansion Costs6	($ millions)

Direct cost (including freight)	958
Indirect and owner’s cost	414
Taxes/duties	84
Contingency	182
Long lead equipment already purchased	(72)
Total	1,566

Operating Expenditures

According to the feasibility study, the Tasiast expansion project is expected to be among Kinross’ lowest cost operations. This is due in large part to the forecast higher grades in the Greenschist zone of the orebody. In addition, a series of targeted cost savings, identified in the study and in some cases already being implemented at the current Tasiast operation, are anticipated to further reduce total operating expenditures by nearly 10% over LOM, compared with the initial pre-feasibility study estimate. The expected savings in mining costs include an ongoing move to self-perform maintenance of mobile equipment, an optimized mine plan that is expected to speed up access to higher grade ore, and improved equipment cycle times. Processing costs are forecast to be reduced by an expected reduction in expat headcount and lower reagent consumption with the new mill.

Operating expenditure estimates are based on current and expected tax, freight, and labour conditions in Mauritania.

6 January 2014 go forward spend.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Lower expected operating expenditure and an optimized mine plan, combined with the reduced $1.6 billion in expected initial capital expenditure, have resulted in a significantly improved IRR estimate of 17% for the 38,000 t/d mill at an assumed gold price of $1,350 per ounce compared to an IRR estimate of 11% for the 30,000 t/d mill in the pre-feasibility study at an assumed gold price of $1,500 per ounce.

Mineral Reserve and Mineral Resource Estimate

The feasibility study’s optimized mine pit design increases estimated mineral reserves by 3.1 million ounces, or nearly 50%, from 6.5 million ounces (as of December 31, 2013) to 9.6 million ounces. The increased mineral reserve estimate, based on a $1,200 per ounce gold price assumption consistent with the Company’s year-end reserve estimates, reclassifies a portion of Tasiast’s estimated mineral resources to mineral reserves and is driven by forecast improved project economics. Lower expected operating costs, resulting from increased throughput, as well as lower fixed unit costs, allowed for a larger mineral reserve pit plan. As a result, Tasiast’s estimated mineral resource (excluding the mineral reserves and inferred mineral resources), decreased from 7.8 million ounces as of December 31, 2013, to 4.7 million ounces.

Current mineral reserve and resource estimates do not include a number of promising exploration targets which have the potential to increase estimated mineral reserves and resources, including the discovery of a new high grade zone of mineralization outside the pit wall at Piment Central7. The tables on page seven of this news release summarize Tasiast’s updated mineral reserve and resource estimates.

Moving Forward

As stated previously, a final construction decision on the expansion project is not expected to be made until 2015 at the earliest. In the interim, a number of activities will be pursued in order to maintain project momentum and further enhance the viability of the expansion plan, including the following:

●
Improving project economics: Consistent with the Company’s Way Forward initiatives, the project team will continue to look for opportunities to further reduce capital and operating costs. Ongoing efforts to increase productivity and lower costs at the current operations, such as increased reliance on self-perform and improved equipment productivity and inventory management, may also contribute to further reducing the expansion project’s forecast operating expenditures.

●
De-risking execution: A de-risking team will continue to focus on measures to reduce execution variability in supply chain, logistics, and contracting and labour in the construction phase of a potential expansion project.

●
Enhancing investment conditions in Mauritania: Kinross will continue to engage with the Mauritanian government to promote the application of labour and tax measures conducive to long-term investment. The study assumes, for example, continued Government approval of the Company’s current 12-hour shift rotation for LOM, and implementation of recently enacted legislation to apply a zero-rate VAT for the mining industry.  Management will need to resolve these and other matters prior to making any construction recommendation to the Board of Directors8.

●	Identifying project financing options: Kinross will examine project financing options with core lender groups.

●
Exploring additional resource potential: Kinross will continue to explore targets and advance potential new mineral reserve and resource estimates within the mine’s footprint, and along the highly prospective 80 kilometre Tasiast trend.

7 For more information please see the news release dated February 12, 2014, available at www.kinross.com.
8 For a complete description of the risk factors please refer to the Cautionary Statement of this news release, and the AIF dated March 31, 2014 available at www.kinross.com.

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Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Tuesday, April 1, 2014 at 8 a.m. ET to discuss the Tasiast feasibility study, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia, and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Andrea Mandel-Campbell
Director, Corporate Communications
Phone: 647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact
Tom Elliott
Vice-President, Investor Relations
Phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include those under the headings Financial and operating highlights”, “CEO Commentary”, “Overview”, “Summary of Feasibility Study Estimates”, “Gold Price Sensitivity Estimates”, Capital Expenditures”, Operating Expenditures”, “Mineral Reserve and Mineral Resource Estimate” and “Moving Forward”, and include, without limitation, statements with respect to: our guidance for production; production costs of sales, all-in cost and capital expenditures; expected savings pursuant cost review and reduction and de-risking initiatives such as improvements and modifications to the operations and expansion project, improving project economics; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipates”, ‘‘estimates’’, ‘‘expects’’, “focus”, ‘‘forecast”, “indicate”, “initiative”, “intend”, “model”, “opportunity”, “option”, “plans’’, “potential”, “projected”, “prospective”, “pursue”, “strategy”, “study” (including, without limitation, as may be qualified by “feasibility” and “pre-feasibility”, and the results thereof), “target”, “timeline” or “Way Forward”, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’ or ‘‘would’’, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full-year 2013

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Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) political and legal developments in Mauritania being consistent with the Company’s current expectations including, without limitation, the solidification of investment conditions through the implementation and application of appropriate tax, labour and fiscal frameworks which are conducive to long term investment that generates significant economic value and employment, and potential amendments to the Mauritanian Mining Code, the Mauritanian Customs Code and the Mauritanian VAT regime; (3) the exchange rate between the Canadian dollar, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (4) certain price assumptions for gold and silver; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) the results of the Tasiast feasibility study (including but not limited to capital estimates) will be realized within a margin of error consistent with the Company’s expectations; (7) production and cost of sales forecasts for the Tasiast mine and the expansion project meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Tasiast mine and the expansion project as contemplated by the feasibility study (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the viability of the Tasiast mine including, but not limited to, permitting, development and expansion, being consistent with Kinross’ current expectations; (11) the terms and conditions of the Tasiast legal and fiscal stability agreement being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; and (12) access to capital markets, including but not limited to maintaining an investment grade debt rating, and identifying financing options and securing partial project financing for the Tasiast expansion project, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: effectiveness of measures to minimize risks with respect to the Tasiast mine operations and expansion project; relations with and the outcome of our engagement with the Government of Mauritania seeking the solidification of the investment conditions and a corresponding implementation and application of appropriate tax, labour and fiscal frameworks which are conducive to long term investment that generates significant economic value and employment; exploration for additional mineral resource potential; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and expansions, and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class action litigation in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and full-year 2013 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

For impairment assessment purposes, the Company considers the Feasibility Study results as well as other factors including, but not limited to, Tasiast’s estimated mineral resources and additional exploration potential, consensus gold prices, and NAV multiples.  As a result, the values determined under the Company’s impairment analysis at December 31, 2013 may differ from the NPV values resulting from the FS.

The technical information about Tasiast (other than exploration potential and activities) contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration potential and activities contained in this news release has been prepared under the supervision of and verified by Dr. Glenton Masterman, an officer of the Company who is a “qualified person” within the meaning of NI 43‐101.

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Kinross Gold Corporation

25 York Street 17th Floor
Toronto, ON, Canada M5J 2V5

Tasiast Mineral Reserve and Resource Estimates9

Tasiast Proven and Probable Mineral Reserves (Closing Balance Dec. 31, 2013)

	Tonnes (kt)	Grade (Au/g/t)	Ounces (koz)
Proven10	34,029	1.33	1,453
Probable	141,504	1.80	8,191
Total	175,533	1.71	9,644
Stockpile	2,049	1.31	86

Tasiast Measured and Indicated Mineral Resources (Closing Balance Dec. 31, 2013)

	Tonnes (kt)	Grade (Au/g/t)	Ounces (koz)
Measured11	53,889	0.64	1,103
Indicated	120,722	0.93	3,603
Total	174,611	0.84	4,706
Stockpile	20,234	0.27	178

Tasiast Inferred Mineral Resources (Closing Balance Dec. 31, 2013)

	Tonnes (kt)	Grade (Au/g/t)	Ounces (koz)
Inferred	14,146	1.46	664

9 These updated estimates are different from those reported in the 2013 fourth-quarter and year-end results news release dated February 12, 2014. For further information on the recently completed Tasiast feasibility study, please see the Company’s National Instrument 43-101 Technical Report for Tasiast dated March 31, 2014, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com).
10 Proven mineral reserves include the reserve stockpile.
11 Measured mineral resources include the resource stockpile.

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